Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

September 25, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION-Division of Corporation Finance
Mail Stop 4561
100 F. Street N.E.
Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	United American Corporation Preliminary Proxy Materials on Schedule 14A File No. 0-27621 Filed September 13, 2006
____________________________________________________________________

We write on behalf of United American Corporation in response to Staff’s letter of September 22, 2006 by Owen Pinkerton, Senior Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Proxy Materials on Schedule 14A (the “Comment Letter”). On behalf of the Company, we are providing this response. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

1.	We note that you plan to spin off Teliphone Corp., a majority-owned subsidiary. Please tell us how the spin-off meets the information requirements in Section 4.B.3(a) of Staff Legal Bulletin No. 4.

In response to this comment, the Company discloses on a supplemental basis that the spin-off of Teliphone Corp. meets the informational requirements in Section 4.B.3 of Staff Legal Bulletin No. 4. The Company’s majority-owned subsidiary, Teliphone Corp., formerly known as OSK Capital II Corp., has its common stock registered under Section 12(g) of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and has been subject to the Exchange Act reporting requirements for at least 90 days. Teliphone Corp. is current in its Exchange Act reporting requirements. In the Preliminary Proxy Materials on Schedule 14A filed on September 13, 2006, the Company disclosed that the proposed spin-off will be pro rata and also disclosed the federal income tax consequences.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Chad Wiener
Chad Wiener, Esq.
CANE CLARK LLP